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Exhibit 99.(a)(5)(viii)

For Immediate Release	Contact:	Van A. Dukeman President & CEO vdukeman@bankillinois.com Champaign, Illinois (217)351.6568

MAIN STREET TRUST, INC. ANNOUNCES EXTENSION OF TENDER OFFER

        Champaign, Ill. August 25, 2003—Main Street Trust, Inc. (OTC Bulletin Board: MSTI) announced today that it was extending its issuer tender offer to purchase up to 1,400,000 shares of its common stock, at a price of $30.00 per share in cash. The tender offer, as extended, will expire at 5:00 p.m., Eastern Time, on September 22, 2003, unless further extended.

        This announcement is neither an offer to purchase nor a solicitation of an offer to sell shares of Main Street Trust, Inc. common stock. The offer is made solely by the Offer to Purchase, dated August 11, 2003, and the related Letter of Transmittal.

        Main Street Trust, Inc. is a Central Illinois financial holding company. Its subsidiaries include BankIllinois and First National Bank of Decatur, and a retail payment processing subsidiary, FirsTech, Inc.

        Main Street Trust, Inc.'s common stock is traded on the Over-the-Counter Bulletin Board ("OTCBB—MSTI").

100 W. University Avenue, P. O. Box 4028, Champaign, IL 61824-4028

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  Exhibit 99.(a)(5)(viii)